DATA CALL TECHNOLOGIES, INC.
                             600 Kenrick, Suite B-12
                              Houston, Texas 77060

                                November 8, 2006

Mr. Derek B. Swanson                               VIA FAX AT (202) 772-9205
Division of Corporate Finance                      -------------------------
United States Securities and Exchange Commission         AND VIA EDGAR
Mail Stop 3720                                           -------------
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3366

Re:       Data Call Technologies, Inc.
          Amendment No. 4 to Form SB-2
          Filed November 8, 2006
          File No. 333-131948

Dear Mr. Swanson:

     Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 10:00 a.m. eastern time, Monday, November
13,  2006,  or  as  soon  thereafter  as  practicable.

     Additionally, Data Call Technologies, Inc. (the "Company") acknowledges that:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any comments or questions to our counsel, David M. Loev, Attorney at Law, at (713) 524-4110.

                                        Sincerely,

                                        DATA CALL TECHNOLOGIES, INC.
                                        ----------------------------

                                        /s/ James Ammons
                                        --------------------
                                        James Ammons
                                        Chief Executive Officer

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